FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board meeting held on November 22, 2012.

Santiago, November 22, 2012

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this Banking Institution, that in the Ordinary Meeting No. BCH 2,766 held on this date, the Board of Directors of Banco de Chile resolved the issuance of 3,939,489,442 cash shares, without par value, Series “Banco de Chile-T”, in accordance with the agreements adopted by the Extraordinary Shareholders Meeting held on October 17, 2012. Likewise, it was agreed that the placement price of the mentioned cash shares will be CLP $ 64.

The advertisement of the issuance of the cash shares shall be published in “El Mercurio” newspaper of Santiago on November 24, 2012, pursuant the requirements of article 10 of the Regulation of the Corporation Law (“Reglamento de Sociedades Anónimas”).

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2012.

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO